UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

            [ X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

                                                        SEC FILE NUMBER: 0-17371
                                                       CUSIP NUMBER: 748349 10 7

For Period Ended: May 31, 2000

[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                          Quest Resource Corporation

Former Name if Applicable                        HYTK Industries, Inc.

Address of Principal Executive Office:           P.O. Box 100, 701 East Main
                                                 Benedict, Kansas 66714

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The reason that the Form 10K-SB could not be filed timely without unreasonable effort relates to the inability of the accountant to furnish the required financial statements in time to be incorporated into and filed with the final Form 10K-SB.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

         Douglas L. Lamb            President        (316) 698-2250
         ----------------------------------------------------------
             (Name)                     (Title)      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                            (X) Yes  (  )  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            (  ) Yes  (X) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                           Quest Resource Corporation
                           --------------------------
                  (Name of Registrant as specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 29, 2000                   By:  /s/   Douglas L. Lamb
         ----------------------                ---------------------------
                                        Name:    Douglas L. Lamb
                                        Title:   President

                               Clyde Bailey, P.C.

                           Certified Public Accountant

                            10924 Vance Jackson #404

                            San Antonio, Texas 78230

     I prepared the report on the financial statements of Quest Resource Corporation for the annual report 10K-SB for the fiscal year ended May 31, 2000. Unfortunately, I could not provide the report to Quest Resource Corporation until the night before the annual report was due thereby not allowing the company enough time to incorporate such report into their annual report and achieve a timely filing.

Signed this 29th day of August, 2000.


                                /s/   Clyde Bailey

                               Clyde Bailey, P.C.